Exhibit 99.1

Shlomo Nehama Steps Down as Chairman of the Board of Ellomay Capital Ltd.

Ben Sheizaf Appointed as Board Member and Chairman of the Board

Tel-Aviv, Israel, Nov. 25, 2024 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the USA, announced today that Shlomo Nehama, after serving as chairman of the board for 16 years, has decided to resign from the Company’s Board of Directors. Mr. Nehama served on the Board of Directors and as the Company’s Chairman of the Board since March 2008 and is a controlling shareholder of the Company.

In connection with Mr. Nehama’s resignation, the Company’s Board of Directors unanimously appointed Mr. Ben Sheizaf as a member of the Board of Directors and as Chairman of the Board. Mr. Sheizaf will serve as a director until the Company’s 2025 annual general meeting, at which he can be nominated for reappointment to the Company’s Board of Directors.

Mr. Sheizaf, 67, is the founder and CEO of B.P.O. Ltd., a consulting firm since 2019, and has held many senior positions in the Israeli finance and insurance sectors. Mr. Sheizaf currently serves as a member of the board and chairman of the risk management committee of Isracard Ltd. (TASE: ISCD) and as chairman of the board of Detelix Software Technologies Ltd. Between 2008-2019 he held several positions in Phoenix Financial Ltd. (TASE: PHOE), including Deputy CEO and Head of the Long-Term Savings Division, CEO of The Phoenix Pension and Provident Fund Ltd. and a board member of other companies in the group, chairman of Excellence Provident Fund Ltd. and a member of the board of Excellence Investments Ltd. (between 2018-2019), and chairman of Shekel Insurance Agency (2008) Ltd. (between 2012-2015). Mr. Sheizaf holds a B.A. in Accounting and Economics from Tel Aviv University and completed a supplemental year of accounting studies.

“Having served as chairman of the board for 16 years, it is time for me to step down. We have achieved extraordinary growth and expansion with an impressive geographical spread as well. I am proud of what we have accomplished. It is with great pleasure that I thank the shareholders for their trust in us, the board members, and management for their responsible and accurate implementation of our strategic plans. The future holds many opportunities for us. I am pleased to announce Benny Sheizaf’s appointment. I am confident that he will bring impressive knowledge and experience. This will help move the company forward to new heights. Needless to mention that if so requested or required I shall personally assist the board and the chairman in all aspects,” said Mr. Nehama.

“It is my pleasure to thank Shlomo and the members of the board for their confidence in me. Together with Ellomay’s excellent team, I am confident that we will lead the company to significant and sustainable growth,” said Mr. Sheizaf, the incoming Chairman of the Board.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are listed on the NYSE American and the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating photovoltaic power plants in Spain (including a 300 MW photovoltaic plant in owned by Talasol, which is 51% owned by the Company) and approximately 20 MW of operating photovoltaic power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	A solar plant (18 MW) under construction in Italy;

●	Solar projects in Italy with an aggregate capacity of 195 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of 49 MW that are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities in Israel, Gaza and Lebanon, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com